Exhibit 23.2
Consent of Independent Auditor
We consent to the use in this Registration Statement (No. 333-166400) on Form S-1 of Aurora Diagnostics, Inc. of our reports dated June 18, 2010 , relating to our audits of the financial statements of Pathology Solutions, LLC and Cunningham Pathology, LLC and our reports dated April 9, 2010, relating to our audits of the financial statements of Greensboro Pathology Associates, P.A. and Subsidiary, Twin Cities Dermatopathology, P.A., Laboratory Medicine Consultants, Ltd., Mark & Kambour, M.D., P.A and Subsidiary and South Texas Dermatopathology Laboratory, P.A. and Subsidiaries, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the caption “Experts” in such Prospectus.
/s/ McGladrey & Pullen, LLP
Ft. Lauderdale, Florida
August 2, 2010